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                                March 16, 2023

       David Chen
       Chief Executive Officer
       Token Communities Ltd.
       4802 Lena Road, Unit 105
       Bradenton, Florida, 34211

                                                        Re: Token Communities
Ltd.
                                                            Form 10-K for the
Year Ended June 30, 2022
                                                            Filed October 13,
2022
                                                            Form 8-K filed
January 12, 2023
                                                            Form 10-Q for the
Quarter Ended December 31, 2022
                                                            Filed February 21,
2023
                                                            File No. 000-55688

       Dear David Chen:

              We have reviewed your February 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 15, 2023 letter.

       Form 10-Q for the Quarter Ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 1 - Organization and Basis of Presentation
       Organization and Line of Business, page 5

   1. During fiscal 2022, you sold the Lukki Exchange, a non-operating crypto exchange with zero cost basis, and
received consideration of $50,000 which you recorded as a "Deposit."
                                                        Please disclose the
terms and nature of the deposit and when it will be cash settled, if at all. Also, tell us if
the counterparty/buyer is a related party or an affiliate and disclose, if applicable.
 David Chen
FirstName  LastNameDavid
Token Communities   Ltd. Chen
Comapany
March      NameToken Communities Ltd.
       16, 2023
March2 16, 2023 Page 2
Page
FirstName LastName
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 9

2. On page 10, you summarized your "only revenue category" as "Advisory fees and related services ... for a suite of one to two dozen services that include advising on where to establish a corporation, establishing the corporation (often Gibraltar or Malta), writing white paper, setting up website, making videos or animations describing the company and its business, engaging in public relations, and introducing potential investors." However, on page 6, under Note 1, you stated that "the Company has remained in the advisory and consulting or companies regarding block chain technology, and has maintained a remote staff in China to conduct research and development on naturopathic medicine." Please revise to reconcile or remove the inconsistent disclosures characterizing the nature of your operations and services from which you expect to derive any revenues.

Form 8-K filed January 12, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets , page 2

3. The statements in your response to prior comment 1 appear to be inconsistent with your
         Form 10-K and Form 10-Q disclosures and the accompanying financial statements. In particular, although you stated that in the last year or so, you had about "30 people working for the Company in China conducting research and development in naturopathic medicine," your financial statements do not present nor disclose R&D costs and payments for related services. For the years ended June 30, 2021 and 2022 and through the quarterly period ended December 31, 2022, you reported static balances for cash, accounts payable and accrued expenses in the amounts of $312, $472,488 and $354,542 for those balance sheet accounts respectively. Additionally, in the statements of stockholders' equity for the year ended June 30, 2022 through the quarterly period ended December 31, 2022, you did not report the issuance of any shares as compensation for services rendered (i.e., stock-
         based compensation), absent cash payments. As such, your financial statements taken as a whole appear to indicate that you may have been a shell company, absent meaningful year-over-year changes in the accounts that would have been typical of a business with more than nominal operations. Please amend your Form 8-K per our prior comment and/or the Forms 10-K and 10-Q and the accompanying financial statements as applicable, or provide us a detailed analysis as to why these revisions are not required.
 David Chen
Token Communities Ltd.
March 16, 2023
Page 3

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameDavid Chen                              Sincerely,
Comapany NameToken Communities Ltd.
                                                          Division of
Corporation Finance
March 16, 2023 Page 3                                     Office of Technology
FirstName LastName